Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo IG Core Replacement, L.P.
Form 10-12G
Filed August 1, 2025
File No. 000-56768

Ladies and Gentlemen:

On behalf of our client, Apollo IG Core Replacement, L.P., a Delaware limited partnership (the “Registrant”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 1”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) originally filed with the Commission on August 1, 2025. The Company has revised the Registration Statement in response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated August 28, 2025 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, set forth below in italics are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

Registration Statement on Form 10

General Overview, page 1

1.

We note your disclosures that you have not yet commenced investment operations and activities and that you intend to begin investment operations in the next 12 months. Please revise this section to provide more detail regarding the steps that you need to take and an estimated proposed timeline for those steps over the next 12 months that will culminate with you beginning operations.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 1 of the Registration Statement.

Securities and Exchange Commission

September 11, 2025

2.

To help investors understand the fees and expenses that affect their distributions, please provide a table showing all potential fees and expenses from the General Partner, the Investment Manager, or their affiliates. Include any costs that might reduce the amounts investors receive monthly, annually, or upon withdrawal. Since the fees payable by Monthly and Annual Liquidity Interest are different, consider presenting the fees for each type of security in a separate column.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 1 and 238 of the Registration Statement.

Investment Strategies, page 2

3.

We note your discussion of the risk weighted returns for a number of your investment strategies, including the warehouse assets that you may invest in through your affiliate Atlas. For each strategy where you discuss historical risk adjusted performance of investments in the strategy, discuss the performance compared to the appropriate risk benchmarks.

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that although the Registrant refers to its goals with respect to risk weighted returns in its investment strategies, as the Registrant has not commenced operations, it has not yet disclosed any historical risk adjusted performance of its investments. The Registrant confirms that if it provides historical risk adjusted performance of investments in any of its strategies, it will also discuss the performance compared to the appropriate risk benchmarks; however, the Registrant currently only intends to report the historical performance of the Fund as a whole and compare such performance to the Bloomberg Aggregate Index, which the Registrant believes is an appropriate relative fixed income risk proxy for the Fund.

4.

We note that a number of your investment strategies are described as Investment Grade. Please clarify, for each strategy where you use this description, whether the individual assets, vehicles or borrowers are subject to investment rating by a Nationally Recognized Statistical Rating Organization (NRSRO). If the assets are not rated by a NRSRO, please clarify the standards that are applied to describe the assets as “investment grade” and clarify the entity that applies those standards.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 2 and 8 of the Registration Statement.

High Conviction Investment Grade Credit, page 3

5.

We note that one of your investment strategies, the High Conviction strategy, involves a concentration of investments in a smaller number of products. It states that the investments will be made based on “our high convictions ideas sourced across Apollo’s Investment Grade Credit platform.” Noting that both Apollo IG, the Investment Manager and General Partner are all newly formed, please clarify who will develop the High Conviction strategy and clarify the experience of those personnel in developing these types of strategies for other Apollo investment vehicles.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 3 of the Registration Statement.

Securities and Exchange Commission

September 11, 2025

Liquidity, page 8

6.

We note your disclosures that the liquidity management system and procedures are designed to ensure that you maintain an “appropriate” level of liquidity in your underlying funds. Please provide more details on how you intend to achieve this appropriate level of liquidity including a discussion of the role your withdrawal terms, limitations, experiences, and analyses will have on the types of liquid or illiquid assets you will invest in.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 9 of the Registration Statement.

Withdrawals, page 11

7.	Please clarify you will announce a suspension or limitation on withdrawals by filing a current report on 8-K.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 14 of the Registration Statement.

Potential Conflicts of Interest, page 156

8.

We note that this risk factor, and the ensuing sub-headed sections on the following 79 pages detail a number of instances where the interests of Apollo, the General Partner, the Investment Manager and those parties affiliates and related parties may have financial or business interests that conflict with those of your limited partners. Revise this risk factor to provide a brief description of the key types of potential conflicts, including conflicts caused by valuation, conflicts related to expenses charged by Apollo affiliated service providers, conflicts risking from co-investment by the fund and other Apollo investment vehicles. The presentation should assist investors in understanding the specific conflicts presented in the ensuing disclosure.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 157 and 158 of the Registration Statement.

Strategic Relationship with Atlas, page 183

9.	We note your disclosure here that Apollo has an ownership interest in Atlas. Please quantify and describe in more detail the structure of this ownership interest.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 186 of the Registration Statement.

Calculation of Net Asset Value, page 244

10.

You disclose here that “[t]he NAV of the Interests will be determined in accordance with the Investment Manager’s valuation policies, as amended from time to time by the Investment Manager in its sole discretion.” Please revise this section to indicate how you will inform investors of any changes to the NAV’s valuation policies.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 247 of the Registration Statement.

Securities and Exchange Commission

September 11, 2025

11.

We note that this section presents “Valuation Guidelines” beginning on page 244. Please clarify whether the guidelines represent the Apollo and the Investment Manager’s valuation policies referenced elsewhere in this section, as well as on pages 144, 204, 207 and 208. Investors must be able to understand the policies that will guide the Investment Manager in setting NAV.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 247 of the Registration Statement.

*****

If the Staff has any questions regarding the Registration Statement or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3445.

Very truly yours,

/s/ Christodoulos Kaoutzanis

Christodoulos Kaoutzanis

cc:	Michael Martinez
Apollo IG Core Replacement, L.P.

Gregory A. Ezring
Matthew B. Goldstein
Lindsey L. Wiersma
Paul, Weiss, Rifkind, Wharton & Garrison LLP